

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) February 28, 2011

Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   The Board of Directors of Winnebago Industries, Inc. (the "Company") has authorized adjustments to the base salaries of the Company's executive officers, including each of the Company's named executive officers, in order to restore the base salaries of such executive officers to the base salaries that were in effect prior to March 1, 2009 when, as described in the Company's Current Report on Form 8‑K filed with the Securities and Exchange Commission on February 26, 2009, the Company implemented a 20% reduction of the annual base salary of Robert J. Olson, the Company's Chairman and Chief Executive Officer, and a 10% reduction of the annual base salaries of all of the Company's other executive officers, including each of the other named executive officers, in connection with the Company's efforts to reduce costs and expenses. The Board of Directors delegated to Mr. Olson the authority to determine whether to implement the restoration of the base salaries, depending upon the Company's performance, and Mr. Olson, pursuant to this grant of authority, determined to implement such increases effective February 28, 2011, as follows:

Named Executive Officer	Annual Base Salary Prior to February 28, 2011	Annual Base Salary Effective February 28, 2011
Robert J. Olson	$ 371,200	$ 464,000
Raymond M. Beebe	232,924	258,804
Roger W. Martin	223,330	248,144
William J. O'Leary	222,160	246,844
Sarah N. Nielsen	221,364	245,960

All other material terms and conditions of the executive officers' compensatory plans, contracts or arrangements with the Company remain the same.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: March 1, 2011

By: /s/ Robert J. Olson

Name: Robert J. Olson

Title: Chairman of the Board and Chief Executive Officer